Exhibit 8.1

List of Significant Subsidiaries

Name of the Subsidiaries	Place of incorporation
Santech Global BVI Limited	BVI
Santech Global International Limited	Hong Kong
Santech Global Hong Kong Limited	Hong Kong
New Innovations BVI Limited	BVI
New Innovations Limited	Hong Kong
BitVentures America Inc	United States